
Norske Skog

Skogn, 2003-04-11

03 APR 22 AM 7:21

United States Securities and Exchange Commission
Washington DC 20549

USA


03050369

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, April 10 and 11, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange April 10 and 11, 2003

dlw 5/13

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226

Norske Skog's General Meeting held today

Norske Skog's General Meeting was held today, 10.04.2003. All the items on the agenda were adopted.

Norske Skog shares are being quoted ex-dividend tomorrow, 11.04.2003.

Oxenøen, 10.04.2003
Norske Skog
Jarle Langfjæran

Norske Skog's Improvement program on track

Norske Skog's Improvement program is on track and will as a minimum result in the announced improvements. President and CEO Jan Reinås made this clear in his briefing to the General Assembly on 10 April. 'We will see results from the program. Our goal of cutting costs by at least NOK 2 billion by 2004 remains unchanged.' said Reinås.

Mr. Reinås pointed out that Norske Skog last year felt the effects of the recession, after many profitable years. He also emphasised that the company has a sound financial position, and is well prepared to meet the future.

'We are using the recession to develop a stronger and more competitive Norske Skog. We are also prepared to tackle a prolonged recession and are more strongly equipped to meet new growth', said Reinås.

'Despite the recession Norske Skog has good cash flow from operations. We paid off debt by NOK 2.4 billion in 2002. In this period of constantly weaker markets we have strengthened our financial position and achieved the Group's targets for gearing and equity ratio.'

Mr. Reinås said that the acquisitions and global growth the last years had strengthened Norske Skog. He called particular attention to the Company's strong position in Asia where demand for newsprint increased by 7% even in a year like 2002.

'We have great confidence in the outlook for Asia also in the longer term. The combination of a large population, rising literacy and economic growth provides a great growth potential for our products.'

Reinås also emphasised that its position as a global company has generated significant potential for cost cutting and streamlining. Norske Skog produces one product and uses the same technology in all its mills world wide. These are central prerequisites to the improvement program now being implemented in the entire company.

Jan Reinås stated that it is uncertain how long the economic downturn will last. 'Markets in 2003 remain weak, and prices are lower than they were in 2002 which was also a weak year. The war in Iraq makes it difficult to predict developments in world economy. Norske Skog is a focused and financially solid company. We have an optimistic view of the future. We just have to do our job today. That is a challenging task', concluded Reinås.

Oxenøen, April 10, 2002

NORSKE SKOG
Corporate Communication

Announcement to the Oslo Stock Exchange

Following the elections in the Corporate Assembly of Norske Skog, 10 April 2003, the company's Board of Directors consists of the following members:

Lars W. Grøholt, chairman of the board; Egil Myklebust, deputy chairman; Halvor Bjørken; Øivind Lund; Giséle Marchand; Kåre Leira; Jan Vidar Grini.

Oxenøen, 11 April 2003

NORSKE SKOG
Corporate Communication